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                       CRONOS GLOBAL INCOME FUND XVI, L.P.
                        SUPPLEMENT DATED FEBRUARY 6, 1997
                    TO THE PROSPECTUS DATED DECEMBER 28, 1995
                      As Supplemented December 27, 1996
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         On February 3, 1997, Arthur Andersen, London, England, resigned as auditors of The Cronos Group, a Luxembourg corporation headquartered in Orchard Lea, England (the "Parent Company"). The Parent Company is the indirect corporate parent of Cronos Capital Corp., the General Partner of Cronos Global Income Fund IV, L.P. (the "Partnership"). In its letter of resignation, Arthur Andersen states that it was unable to obtain adequate information in response to inquiries it had made in connection with its audit of the Parent Company for the year ended December 31, 1996. In connection with its resignation, Arthur Andersen also prepared a report pursuant to the provisions of Section 10A(b)(2) of the Securities Exchange Act of 1934, as amended, for filing by the Parent Company with the SEC. In this report, Arthur Andersen explains, based upon the information it then had available, that:

         (i) A disbursement of $1.5 million by the Parent Company and subsequent correspondence from the Parent Company's bank concerning the repayment of the disbursement to the Parent Company may have violated laws and regulations to which the Parent Company is subject, including U.S. securities laws, and that these matters may have a material effect upon the 1996 financial statements of the Parent Company;

        (ii) Senior management of the Parent Company had not taken, and the Board of Directors of the Parent Company had not caused senior management to take, timely and appropriate remedial actions with respect to these matters; and

       (iii) The circumstances of these matters and failure to take remedial action warranted Arthur Andersen's resignation as outside auditors of the Parent Company.

       In its letter of resignation to the Parent Company, Arthur Andersen states that it is resigning as auditors of the Parent Company and of all other entities affiliated with the Parent Company. While its letter of resignation is not addressed to the General Partner, Cronos Securities Corp., or the Partnership, Arthur Andersen has confirmed to the General Partner that its resignation as auditors of the entities referred to in its letter of resignation includes Cronos Capital Corp., Cronos Securities Corp., and the Partnership.

       The General Partner also understands that the three outside directors on the Parent Company's six-member Board of Directors have resigned.



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The disbursement referred to in Arthur Andersen's letter of resignation was not made by the General Partner, Cronos Securities Corp., or by the Partnership.
The General Partner does not believe that Arthur Andersen's resignation was due to any concern by Arthur Andersen over the accounting policies and procedures followed by the General Partner, Cronos Securities Corp., or the Partnership. Nevertheless, pending clarification of the concerns expressed by Arthur
Andersen in its letter of resignation, clarification of the corporate governance of the Parent Company, and the appointment of new auditors for the General Partner, Cronos Securities Corp., and the Partnership, the General Partner is suspending the offer and sale of Units in the Partnership, effective February 3, 1997.